INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

               THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. ("Corporation") for use at the Annual and Special General Meeting of Shareholders of the Corporation to be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, in the Georgia B Meeting Room, on Wednesday, May 22, 2002 at 2:00 p.m. (Vancouver time) or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting ("Meeting"). Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Corporation at nominal cost, and all costs thereof will be paid by the Corporation. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Policy No. 41.

               The Board of Directors of the Corporation has fixed the record date for the Meeting as the close of business on April 17, 2002 ("Record Date"). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Patterson Palmer, the Corporation's legal counsel, at 5151 George Street, Suite 1700, Halifax, Nova Scotia, B3J 2N9, Attention: Janice A. Stairs. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

               Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

               The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Corporation. Each Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person's name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Corporation. In any case, a Shareholder must deliver the completed proxy to the Corporation by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 1465 Brenton Street, 5th Floor, Box 36012, Halifax, Nova Scotia, B3J 3S9, for receipt not later than Friday, May 17, 2002, at 12:00 p.m. (Vancouver time) and 4:00 p.m. (Halifax time). Alternatively, the completed proxy can be delivered by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 not later than Friday, May 17, 2002, at 12:00 p.m. (Vancouver time) and 4:00 p.m. (Halifax time).

               A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Corporation's legal counsel, Patterson Palmer, 5151 George Street, Suite 1700, Halifax, Nova Scotia, B3J 2N9, Attention: Janice Stairs, or with the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 1465 Brenton Street, 5th Floor, Box 36012, Halifax, Nova Scotia, B3J 3S9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

Exercise of Proxies

               Where a choice is specified, the Common Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or any ballot that may be called. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Corporation.

Voting Shares and Principal Holders Thereof

               As at April 15, 2002 the Corporation has outstanding 31,773,421 Common Shares without nominal or par value. Each of such shares is entitled to one vote.

               The directors and senior officers of the Corporation are not aware of any persons or companies which beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares of the Corporation as of April 15, 2002.

ELECTION OF DIRECTORS

               According to the Articles of Association of the Corporation, the Board of Directors shall consist of not less than one nor more than 10 persons, such number within that range to be determined by resolution of the Directors of the Corporation. The Board of Directors has presently determined that the business of the Corporation may properly be conducted by a Board of Directors consisting of seven Directors. The persons nominated in the list which follows are, in the opinion of Management, well qualified to direct the Corporation's activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Corporation or until his successor is duly appointed.

               Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted for the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

Name and Address	Present Position in the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned as of March 31, 2002 (4)
Pierre Besuchet Geneva, Switzerland(3)	Director	Private money manager and administrator	1989	1,100,000 3.46%
George Brack Vancouver, British Columbia(2)	Director	President of Macquarie North America Ltd.	2001	Nil
Gerald J. McConnell Kings County, Nova Scotia(1)	Director	President and Chief Executive Officer of Etruscan Resources Inc.	1984	653,301 2.06%
Cole McFarland San Diego, California	Director	Principal of McFarland & Associates	2001	1,000 0.00%
Clynton Nauman Vancouver, British Columbia(1)(2)	Director	President of Viceroy Gold Corporation and Viceroy Minerals Corporation	1999	Nil
Rick Van Nieuwenhuyse Los Gatos, California(1)(2)(3)	President, CEO and Director	President and Chief Executive Officer of the Corporation	1999	1,458,163 4.59%
Walter Segsworth Alamo, California	New nominee	Retired Businessman	N/A	Nil

(1)	Member of the executive committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.
(4)	The information as to shareholdings has been furnished by the respective nominees as at March 31, 2002.

Pierre Besuchet

Mr. Besuchet is a private money manager and administrator residing in Geneva, Switzerland and is a director of a number of North American resource companies. He has held the positions of First Vice President of Credit Suisse, Geneva and First Vice President of Banque Romande - Banca della Svizzera italiana ("BSI") in Geneva, owned by Swiss Bank Corporation Group ("SBS") Basel. He is a director of Dar al-Maal al Islami ("DMI") SA, Indufina S.A., Lion Mining Corporation Ltd., Valor Invest Ltd. and Faisal Finance (Switzerland) SA, Geneva and a director and a Vice-President of Etruscan Resources Inc. Mr. Besuchet has played a key role in arranging various equity financings for the Company.

George Brack

Mr. Brack is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions.

Cole McFarland

Mr. McFarland is Principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United Sates and the Philippines with extensive experience in Alaska. Mr. McFarland was President and CEO of Placer Dome US from 1987 until his retirement in July of 1995. During that period Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome Group of companies. Mr. McFarland is also a Director of Bema Gold Corp.

Gerald J. McConnell, Q.C.

From December 1984 to January 1998, Mr. McConnell held the position of President of the Company. From January 1998 to May 1999, Mr. McConnell held the positions of Chairman and Chief Executive Officer. Mr. McConnell is also the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., of which he has also been a director since June 1990. Gerald McConnell was called to the Bar in the Province of Nova Scotia in 1971 and became a partner in the law firm of Patterson Palmer, Halifax Regional Municipality, Nova Scotia, in 1978. In 1987 Mr. McConnell took an indefinite leave of absence from the partnership in order to devote his attention to the Company and Etruscan Resources Inc.

Clynton R. Nauman

Mr. Nauman is President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, a position he has held since February 1998. Previously Mr. Nauman was the General Manager of Kennecon Minerals from 1993 to 1998. Mr. Nauman has twenty-five years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Rick Van Nieuwenhuyse, MSc

Mr. Van Nieuwenhuyse joined NovaGold Resources Inc. as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May of 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to the company. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Walter Segsworth

Mr. Segsworth has over 25 years experience in the mining industry. Mr. Segsworth was President and Chief Operating Officer and a Director of Homestake Mining Company from 1999 to 2001 at which time the company merged with Barrick Gold Corporation. He was President and Chief Executive Officer and a Director of Homestake Canada, Inc. and Prime Resources Group Inc. from 1998 to 1999. From 1990 to 1998 Mr. Segsworth was President and Chief Executive Officer and a Director of Westmin Resources Limited. Mr. Segsworth began his carreer with Noranda Minerals Limited where he served in a number of managerial capacities at several mining operations. Mr. Segsworth has a B.Sc. degree in Mining Engineering from Michigan Technological University. He also serves on the Board of Directors of Expatriate Resources Ltd. and Pacific Forest Products Ltd.

Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the directors.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

               The summary compensation table below sets out information for the Corporation's fiscal years ended November 30, 1999, November 30, 2000 and November 30, 2001 for the Chief Executive Officers ("Named Executive Officers"). Gerald J. McConnell served in the position of Chief Executive Officer of the Corporation in 1999 until May 1, 1999. Rick Van Nieuwenhuyse assumed the position of Chief Executive Officer on May 1, 1999. The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
		Salary ($)(1)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Rick Van Nieuwenhuyse President and CEO	1999 2000 2001	138,970 141,750 173,095	Nil Nil Nil	13,927(2) 24,448(3) 39,962(4)	250,000 100,000 275,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 53,318(5)
Gerald J. McConnell Director	1999 2000 2001	7,477 Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 Nil 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory Johnson Vice President, Corporate Development	1999 2000 2001	68,090 125,880 130,900	Nil Nil Nil	Nil Nil Nil	50,000 50,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phillip St. George Vice-President, Exploration	1999 2000 2001	59,450 119,065 123,395	Nil Nil Nil	Nil Nil Nil	50,000 50,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mitchel Erickson Land & Asset Manager	1999 2000 2001	Nil 34,555 105,670	Nil Nil Nil	Nil Nil Nil	Nil Nil 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	The salary figures represent gross salaries before deductions.
(2)	The 1999 amount is comprised of a car allowance aggregating, $6,471, school tuition of $2,628 and an interest-free loan benefit of 4,558.
(3)	The 2000 amount is comprised of a car allowance aggregating $9,867, school tuition of $3,399 and an interest-free loan benefit of $l1,182.
(4)	The 2001 amount is comprised of a car allowance aggregating $7,796, school tuition of $11,481 and an interest-free loan benefit of $l1,182.
(5)	The 2001 amount is comprised of voluntarily deferred salary for the period May 2000 to May 2001 which was paid during fiscal 2001.

Option Grants During the Most Recently Completed Financial Year

Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date (MM/DD/YY)
Rick Van Nieuwenhuyse (4)	100,000(1) 175,000(2)	18.9%	$0.62 $0.80	$0.62 $0.80	05/03/11 08/09/11
Gerald J. McConnell	25,000(1) 75,000(2)	6.8%	$0.62 $0.80	$0.62 $0.80	05/03/11 08/09/11
Gregory Johnson (4)	50,000(1) 50,000(2)	6.8%	$0.62 $0.80	$0.62 $0.80	05/03/11 08/09/11
Phillip St. George (4)	50,000(1) 50,000(2)	6.8%	$0.62 $0.80	$0.62 $0.80	05/03/11 08/09/11
Mitchel Erickson	25,000(3)	1.7%	$0.35	$0.35	03/19/11

(1)	These options were granted by the Corporation on May 4, 2001.
(2)	These options were granted by the Corporation on August 10, 2001.
(3)	These options were granted by the Corporation on March 20, 2001.
(4)
Mr. Van Nieuwenhuyse was granted further options on September 27, 2001 to purchase 100,000 Common Shares, and Messrs. Johnson and St. George were granted further options on the same date to purchase 50,000 Common Shares each, all at an exercise price of $1.78 per Common Share with an expiry date of September 26, 2010; however, these options are subject to the shareholders approving at the Meeting the increase in the number of Common Shares reserved for issuance under the Employee Stock Option Plan to 6,500,000 Common Shares.

Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

               The Named Executive Officers did not acquire Common Shares of the Corporation pursuant to the exercise of stock options during the fiscal year ended November 30, 2001. The value of unexercised in-the-money options at fiscal year end is the difference between the fair market value of the Common Shares on November 30, 2001 (the last trading day prior to fiscal year end which was $1.86) and the exercise price of the options.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at Nov 30, 2002 (#) Exercisable Unexercisable	Value of Unexercised In-the-Money Options/SARs at Nov 30, 2002 ($) Exercisable Unexercisable
Rick Van Nieuwenhuyse	Nil	Nil	875,000 Nil	$1,013,000 Nil
Gerald J. McConnell	Nil	Nil	400,000 Nil	$384,750 Nil
Gregory Johnson	Nil	Nil	250,000 Nil	$321,500 Nil
Philip St. George	Nil	Nil	250,000 Nil	$321,500 Nil
Mitchell Erickson	Nil	Nil	25,000 Nil	$37,750 Nil

Employment Contracts

               Pursuant to an employment contract with the Corporation effective May 1, 1999, Mr. Van Nieuwenhuyse is employed by the Corporation for a term ending on April 30, 2004. The contract will automatically be extended for a further three-year period unless the Corporation or Mr. Van Nieuwenhuyse give notice to terminate.

               The employment contract provides that if employment is terminated in the event of just cause, the Corporation will pay Mr. Van Nieuwenhuyse an amount equal to one month for every full or partial year of employment. For purposes of this clause Mr. Van Nieuwenhuyse's employment is deemed to have commenced May 1, 1999. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Corporation for a period of not less than six months, the Corporation may terminate the employment contract upon two months written notice or payment in lieu thereof and thereafter the Corporation is obliged to pay 50% of the salary to which Mr. Van Nieuwenhuyse would otherwise be entitled for the balance of the term of the employment contract. In the event of the death of Mr. Van Nieuwenhuyse, the Corporation may terminate the employment contract upon payment of two month's salary and the Corporation is obliged to pay Mr. Van Nieuwenhuyse's estate 50% of the salary to which he would otherwise be entitled for the balance of the term of the employment contract

               In the event of a sale of substantially all the assets of the Corporation or a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected, then Mr. Van Nieuwenhuyse may elect to terminate his employment with the Corporation. If Mr. Van Nieuwenhuyse makes such an election, the Corporation is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual salary and to continue to pay life insurance premiums for a period of five years from the date of termination of employment.

               For the fiscal year ended November 30, 2001, Mr. Van Nieuwenhuyse was entitled to an annual salary of US $126,000 (Cdn$193,260).

               Pursuant to the employment contract, the Corporation is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in the amount of not less than three times Mr. Van Nieuwenhuyse's annual salary, to a maximum of $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. The Corporation is also required to pay the cost of disability insurance and medical coverage during the term of the contract, as well pay a school allowance in an amount not to exceed US$10,000 per year per child to reimburse Mr. Van Nieuwenhuyse for education costs incurred by his two sons.

               Under the terms of Mr. Van Nieuwenhuyse's employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Nieuwenhuyse remains employed with the Corporation. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse's employment with the Corporation is terminated for any reason.

Compensation of Directors

               None of the directors of the Corporation received remuneration for the fiscal year ended November 30, 2001.

Compensation Committee

               The Compensation Committee consists of three directors, Messrs. Besuchet, MacIsaac and Van Nieuwenhuyse. Messrs. Besuchet and MacIsaac are non-executive directors of the Corporation. Mr. Van Nieuwenhuyse is the President and Chief Executive Officer and a director of the Corporation.

               Mr. MacIsaac has not put his name forward for re-election to the Board of Directors for 2002. It is the intention of the Board of Directors to appoint a replacement member to the Compensation Committee after the Annual General Meeting. The new Committee appointee will be a non-executive director.

Report on Executive Compensation

               The Compensation Committee is responsible for monitoring the performance of the Corporation’s executive officers and ensuring that they are properly rewarded and compensated for their efforts and achievements. Appropriate levels of compensation must also consider the financial position of the Corporation and the state of the industry, as well as the compensation levels and performance of the Corporation relative to its peer group. The executive compensation packages are designed to attract qualified executives and are positioned near the median range of compensation levels for comparable companies. The Corporation pays a base salary and, in addition, grants options to acquire common shares of the Corporation under the stock option plan which has been approved by shareholders

               Although the Compensation Committee recognized the significant achievements of the management team over the past year, the Committee decided not to increase the compensation packages for the Corporation’s executive officers in light of the current financial position of the Corporation. However, the Compensation Committee did elect to pay to Mr. Van Nieuwenhuyse the portion of his 2000-2001 salary ($53,318) that had previously been voluntarily deferred.

               Presented by the Compensation Committee: Pierre Besuchet, Angus MacIsaac and Rick Van Nieuwenhuyse

Performance Graph

               The following graph depicts the cumulative total shareholder returns since November 30, 1997 assuming a $100 investment in the Common Shares on November 30, 1996, compared to an equal investment in TSE 300 shares.

Year	1996	1997	1998	1999	2000	2001
Value based on $100 invested in NovaGold	$ 100	$ 41	$ 30	$ 15	$ 7	$ 85
Value based on $100 invested in TSE 300	$ 100	$ 108	$ 105	$ 125	$ 147	$ 123

INDEBTEDNESS OF DIRECTORS AND OFFICERS

               The table below sets out the indebtedness of any directors, executive officers or senior officers of the Corporation and each of their associates. As of March 31, 2002, the aggregate indebtedness to the Corporation and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries was $270,000.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Period of December 1, 2000 to November 30, 2001 ($)	Amount Outstanding as at March 31, 2002 ($)
Gerald McConnell Director(1)	Corporation, Lender	$135,000.00	$135,000.00
Angus MacIsaac Director(1)	Corporation, Lender	$135,000.00	$135,000.00

(1)
The loans to Messrs. McConnell and MacIsaac are payable on demand or not later than May 30, 2002. The loans bear interest calculated at the Royal Bank of Canada rate plus 2%. The parties have agreed that each loan will be secured by a pledge of 100,000 common shares of the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

               No insider of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of such insider or proposed nominee has had any material interest, direct or indirect, in any transaction entered into by the Corporation since December 1, 2000.

APPOINTMENT OF AUDITORS

               The Auditors of the Corporation since December 11, 1984 have been PricewaterhouseCoopers LLP, Chartered Accountants, Suite 600, 1809 Barrington Street, Halifax Regional Municipality, Nova Scotia. The Shareholders will be asked at the Meeting to vote for the appointment of Vancouver office of PricewaterhouseCoopers LLP located at 609 Granville Street, Suite 400, Vancouver, British Columbia as Auditors of the Corporation until the next annual meeting of the Shareholders of the Corporation, at a remuneration to be fixed by the Directors. It is intended that all proxies received will be voted in favour of the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation, at a remuneration to be fixed by the Directors, unless a proxy contains instructions to withhold the same from voting.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the Auditors of the Corporation.

PRIVATE PLACEMENTS

               The policies of The Toronto Stock Exchange provide that the aggregate number of Common Shares of the Corporation which may be subject to issuance pursuant to private placement transactions during any six-month period, may not exceed 25% of the number of Common Shares outstanding prior to giving effect to such transactions unless the approval of the Shareholders is obtained.

               The Shareholders of the Corporation will be asked to consider and, if deemed advisable, approve a resolution authorizing the Board of Directors at any time after May 22, 2002, and prior to May 22, 2003, as it considers in the best interests of the Corporation, to issue, by way of private placements, up to 30,000,000 Common Shares of the Corporation in accordance with the policies of The Toronto Stock Exchange. If the Board of Directors deems it advisable to issue Common Shares pursuant to the private placements, such Common Shares will be priced either at a price not lower than the closing market price of the Common Shares on The Toronto Stock Exchange on the trading day prior to the day on which The Toronto Stock Exchange is notified of the private placement, less the applicable discount as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

or based on such other pricing formula that is either required or acceptable to The Toronto Stock Exchange.

               The private placement transactions will be substantially arm's length transactions and none of the private placement transactions will be structured so as to potentially result in a change of control of the Corporation.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve this resolution.

EMPLOYEE STOCK OPTION PLAN

The Plan

               On May 29, 1997, the Shareholders of the Corporation approved the adoption of a new employee stock option plan ("Plan"). The purpose of the Plan is to advance the interests of the Corporation and its affiliates by encouraging equity participation in the Corporation by directors, officers and employees of the Corporation and its affiliates and other persons or entities engaged to provide ongoing services to the Corporation or its affiliates.

               The Plan authorizes the Board of Directors of the Corporation (or a Committee of the Board of Directors if so authorized by the Board of Directors) ("Board") to grant options to acquire Common Shares in favour of directors, executive officers and employees of the Corporation and its affiliates or any person or entity engaged to provide ongoing services to the Corporation or an affiliate, subject to adjustment in the event of a subdivision or consolidation of such Common Shares, an amalgamation of the Corporation or other event affecting the Common Shares.

               The date of grant, the number of Common Shares, the vesting period and any other terms and conditions of options granted pursuant to the Plan, from time to time will be determined by the Board of the Corporation subject always to the express provisions of the Plan. The exercise price of any option will not be less than the closing price per Common Share on The Toronto Stock Exchange (or, if the Common Shares are no longer listed on The Toronto Stock Exchange, on such other exchange on which the Common Shares may be listed as determined by the Board) on the last business day preceding the date on which the option is granted by the Board.

               Options will be non-assignable and will be exercisable for a period of up to 10 years from the date the option is granted unless earlier terminated in the event of death or termination of employment or appointment, as the case may be. Unless otherwise determined by the Board, options become exercisable upon grant.

               The Board may, in their discretion, but subject to applicable law, authorize the Corporation to make loans to employees to assist them in exercising options. Terms and conditions of such loans will include interest at prevailing market rates, a term not in excess of one year, and security in favour of the Corporation represented by the number of optioned Common Shares which have been exercised or equivalent security which equals the loaned amount divided by the market price of the Common Shares on the date of exercise of the option, which security may be granted on a non-recourse basis.

General

               The number of Common Shares available for the Plan will be determined from time to time by the Board but the aggregate maximum number of Common Shares which the Corporation may issue or reserve for issuance under the Plan, as a whole, presently is not permitted to exceed 4,500,000 Common Shares. The aggregate number of Common Shares which the Corporation may at any time issue under the Plan to any one person will not exceed 5% of the issued and outstanding Common Shares of the Corporation, from time to time.

               The Board has the right to amend, modify or terminate the Plan, in whole or in part, at any time when it deems advisable in the absolute discretion of the Board, subject to the approval of any material changes by The Toronto Stock Exchange or such other exchanges on which the Common Shares of the Corporation are traded. However, any amendment to the Plan which would materially increase the benefits under the Plan, materially modify the requirements as to eligibility for participation in the Plan or increase the maximum number of Common Shares that may be issued or reserved for issuance under the Plan will be effective only upon the approval of the Shareholders of the Corporation, the approval of any regulatory body having jurisdiction over the securities of the Corporation and the approval of any stock exchanges on which the Common Shares of the Corporation are then listed for trading.

Existing Stock Options

               As of March 31, 2002, the Corporation has stock options outstanding which are exercisable to acquire, in the aggregate, 2,735,000 Common Shares, and an aggregate of 1,743,000 previously granted options have been exercised into Common Shares. In addition, a total of 610,000 options were conditionally granted on September 27, 2001 at an exercise price of $1.78 per Common Share, and a further 115,000 options were conditionally granted on February 13, 2002 at an exercise price of $3.45. These options are conditional upon the approval of the shareholders at the Meeting of the increase in the number of Common Shares reserved for issuance under the Plan, as described below. Each set of conditional options expires ten years after the date of grant.

Amendment of Plan

               The Shareholders of the Corporation will be asked to consider and, if deemed advisable, to approve a resolution amending paragraph 4.1 of the Plan to provide that up to 6,500,000 Common Shares (an increase of 2,000,000 Common Shares) may be reserved for issuance under the Plan.

               Under the Plan it is possible that Directors and senior officers and other insiders of the Corporation (as defined in the Securities Act (Ontario)) and associates of such persons ("Insiders") may receive in the aggregate options to purchase Common Shares which may exceed 10% of the outstanding Common Shares of the Corporation. As a result, in accordance with the requirements of The Toronto Stock Exchange. the affirmative vote of greater than 50% of the votes cast by Shareholders present in person or by proxy, who are not Insiders eligible to participate in the Plan will be required in order to approve the amendment. Based on information provided to the Corporation it is estimated that the votes attaching to 3,544,611 Common Shares will be excluded for the purposes of determining whether the required level of approval has been obtained.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

               Under the policies of The Toronto Stock Exchange all companies incorporated in Canada or a province of Canada are required to disclose on an annual basis their approach to corporate governance with specific reference to the guidelines ("TSE Guidelines") set out in The Toronto Stock Exchange Company Manual.

               With reference to the TSE Guidelines and as a general comment, the Corporation is a relatively junior issuer and as such it is the position of Management and the Board of Directors of the Corporation that a number of the TSE Guidelines are not appropriate for the Corporation given its present size.

               The Board of Directors of the Corporation, in accordance with the TSE Guidelines, is comprised of a majority of unrelated directors. An unrelated director is defined to be a director who is independent of management and is free from any interest and any business or other relationship which could, or could be reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

               The Board of Directors of the Corporation has the mandate to oversee the management and operations of the Corporation and to direct the affairs of the Corporation. Notwithstanding that the TSE Guidelines provide that the Chairman of the Board be separate from Management, which is presently not the case for the Corporation, it is the position of the Board of Directors of the Corporation that the Board functions adequately independent of Management and is able to objectively oversee the operations of Management.

               Approval of the Board as a whole is required before any significant decision affecting the Corporation can be entered into. This includes the issuance of any new securities, the acquisition or disposition of any material assets, the employing or terminating of any key employees and the undertaking of any significant capital expenditures or other material expenditures on behalf of the Corporation.

               There are three standing Committees of the Board; the Audit Committee, the Executive Committee and the Compensation Committee. In addition the Board from time to time establishes ad hoc committees to address special business issues.

               The Audit Committee of the Corporation presently consists of three directors, Messrs. Brack, Nauman and Van Nieuwenhuyse and is responsible for reviewing the Annual Report, the consolidated financial statements and the management information circular, and for recommending this material to the Board of Directors for approval. This Committee is also responsible for ensuring that appropriate internal controls are in place and also oversees the external audit of the Corporation's accounts.

               The Executive Committee consists of three directors, Messrs. McConnell, Nauman and Van Nieuwenhuyse and has been delegated the authority to deal with all matters of business except the following:

(a)	filling a vacancy among the directors or in the office of the Auditor or appointing or removing any officer of the Corporation;
(b)	declaring dividends or issuing securities except as authorized by the Directors;
(c)	purchasing, redeeming or otherwise acquiring shares of the Corporation;
(d)	financial statements, management proxy circulars, takeover bid circulars, directors circulars or issuer bid circulars;
(e)	acquiring or disposing of any property of the Corporation which has a value in excess of $100,000;
(f)	adopting, amending or repealing any of the articles of the Corporation; and
(g)	submitting to the shareholders of the Corporation any question or matter requiring shareholder approval.

               The Compensation Committee consists of three directors, Messrs. Besuchet, MacIsaac and Van Nieuwenhuyse. The mandate of this committee is disclosed in the section titled Compensation of Named Executive Officers. Mr. MacIsaac, a director and member of the Compensation Committee, has not put his name forward for re-election to the Board of Directors for 2002. It is the intention of the Board of Directors to appoint a replacement member to the Compensation Committee after the Annual General Meeting. The new Committee appointee will be a non-executive director.

               With respect to the specific TSE Guidelines, it is the position of Management and the Board of Directors that the Corporation is in compliance, with the following exceptions:

1.
Notwithstanding the suggested TSE Guidelines, the Company does not have a committee of independent (i.e. non-management) directors with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis. Rather, it is open to any one director to propose new nominees to the Board for consideration by the Board as a whole. Further, given the relatively small size of the Board of Directors of the Corporation it is felt unnecessary to carry out ongoing assessments of the directors.

2.
The TSE Guidelines contemplate that a Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, committees of the Board and the contribution of individual directors. Again, given the relatively small size of the Board of Directors of the Corporation, such assessment is felt to be unnecessary.

3.
The TSE Guidelines contemplate that a corporation should provide an orientation and education program for new recruits to the Board however; given the size and relative stability of the Board of the Corporation no such formal program is felt to be necessary. The Corporation does however ensure that all new directors receive a complete package outlining the securities law obligations and restrictions on Board members and the Corporation.

4.
The Guidelines suggest that the audit committee of a Board of Directors should be composed only of outside directors. The Audit Committee of the Corporation presently consists of three directors, Messrs. Besuchet, Nauman and Van Nieuwenhuyse, of which a majority are independent of Management. The Board feels it is appropriate to have Mr. Van Nieuwenhuyse, the President of the Corporation, sit on the Audit Committee given that he is most familiar with the operations of the Corporation.

               The TSE Guidelines require disclosure of the measures the Corporation has in place for receiving shareholder feedback and dealing with shareholder concerns. In order to ensure adequate communication between the Corporation and its shareholders, the Corporation regularly issues news releases on the corporate activities, it maintains a comprehensive website which is updated on a regular basis and it has a full-time employee who is responsible for receiving shareholder calls and ensuring that any shareholder concerns are placed before Management for their consideration.

               The Board of Directors recognizes that the Corporation's existing corporate governance practices do not fully comply with certain of the TSE Guidelines. The Board of Directors is committed to complying in all respects with the TSE Guidelines as the Corporation grows in size and when the guidelines become appropriate for the Corporation to adopt.

GENERAL

               There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Circular is issued which are not disclosed in this Circular.

CERTIFICATE

               The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management information Circular have been approved by the Board of Directors.

               Dated at Halifax, in the Halifax Regional Municipality, Province of Nova Scotia, this 15th day of April, 2002.

[signed Rick Van Nieuwenhuyse]
Chief Executive Officer

[signed Glenn A. Holmes]
Secretary Treasurer